EXHIBIT 23.2

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-1 of Good Hemp Inc. (formerly known as Lone Star Gold, Inc.) and to the use of our report dated April 15, 2019 with respect to the financial statements of Good Hemp Inc. (formerly known as Lone Star Gold, Inc.), included in its Annual Report (Form 10-K) as of December 31, 2018 and for the year then ended filed with the Securities and Exchange Commission.  Our report dated April 15, 2019 contains emphasis of a matter paragraph regarding the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Thayer O’Neal Company, LLC

Sugar Land, Texas

September 23, 2020